Exhibit 99.1

LakeShore Biopharma to Hold an Extraordinary General Meeting on July 25, 2024, Pursuant to Shareholders’ Requisition

GAITHERSBURG, Md., July 5, 2024 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that the Company received a shareholders’ requisition dated June 14, 2024, issued by certain shareholders of the Company holding shares which carry in aggregate not less than 10% of all votes attaching to all issued and outstanding shares of the Company, including Yi Zhang, All Brilliance Investments Limited, Apex Pride Global Limited, Hopeful World Company Limited, and Acton Town International Limited (together, the “Requisitioning Shareholders”), requesting the directors of the Company to convene an extraordinary general meeting (the “EGM”) of the Company (the “Requisition”) to provide explanations to the shareholders of the Company on matters as described below:

1	The circumstances leading to the filing of the United States Securities and Exchange Commission Form 6-K Report, filed on June 10, 2024 (the “SEC Report”), including the reasons for the resignation of each of the former directors specified in the SEC Report.

2	The justification for establishing new subsidiaries of the Company, including Lakeshore Tech Hong Kong Limited and Huan Yuanhang Technology (Beijing) Co., Ltd. The purpose of establishing these new subsidiaries, the related costs, the intended operations of each entity, and if any assets or personnel are intended to be transferred from the Company to any of the subsidiaries.

3	The reasons leading to the conclusion that “[t]aking into account the financial resources available to the Company and Liaoning Yisheng, the Company does not expect the arbitration proceedings and related asset preservation order to have a material adverse impact on its business, financial condition and results of operations. The Company is in the course of evaluating its options to protect the legitimate interests of the Company and its shareholders through legal means” in the SEC Report.

The Board has reviewed the Requisition and decided to convene an EGM (the “Proposed EGM”) at 10:00 a.m. Hong Kong Time on July 25, 2024, virtually via a Zoom video conference call. The Proposed EGM will be held for the sole purpose of providing information as requested by the Requisitioning Shareholders. A copy of the notice of the Proposed EGM posted to the Company’s website will be attached as an exhibit to the Current Report on Form 6-K to be furnished by the Company with the United States Securities and Exchange Commission today.

The close of business on July 15, 2024 (Eastern Time) has been fixed as the record date of ordinary shares of the Company, par value $0.00002 per share for the EGM. Holders of record of the Company’s ordinary shares as of the record date shall be entitled to vote and have their votes counted at the EGM and any adjourned meeting thereof.

Instructions for accessing the video conference call are as follows:

Zoom dial-in details:

Meeting URL: https://us06web.zoom.us/j/6195900008?pwd=OTEvOGtnNFVpaUdBUkdRRlp4Y0txUT09

Meeting ID: 619 590 0008

Passcode: 666666

About LakeShore Biopharma (formerly known as YS Biopharma)

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit https://investor.lakeshorebio.com/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of LakeShore Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, LakeShore Biopharma’s ability to source and retain talent, and the cash position of LakeShore Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Post-effective Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 23, 2024, and other filings with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Alyssa Li
Director of Investor Relations
Email: ir@lakeshorebio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: LakeShoreBiopharma.IR@icrinc.com